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                                                            Exhibit (a)(5)(vii)


For Immediate Release


Sylvan Contacts:
Sean Creamer
VP Corporate Finance
(410) 843-8991
Chris Symanoskie
Investor Relations Manager
(410) 843-6394


              SYLVAN LEARNING SYSTEMS, INC. ANNOUNCES PRELIMINARY
                         RESULTS OF SELF-TENDER OFFER

     BALTIMORE,  September 14, 2000 - Sylvan Learning Systems, Inc. (NASDAQ:
SLVN) today announced the preliminary results of its self tender offer, which expired on September 13, 2000. Based on a preliminary count by the depositary for the tender offer, 4,552,042 shares of common stock (including 1,891,846 shares tendered through notice of guaranteed delivery), representing approximately 10.9% of the company's outstanding shares, were properly tendered and not withdrawn at prices at or below $15.00 per share. Pursuant to applicable securities laws, Sylvan expects to purchase all of the shares tendered for $15.00 per share. The number of shares expected to be purchased is preliminary and subject to verification by the depositary. The actual number of shares to be purchased will be announced promptly following completion of the verification process. Sylvan will pay for all shares purchased promptly following that time.

     Sylvan commenced the tender offer on August 10, 2000, when it offered to purchase up to 6,000,000 shares of its common stock at a price between $13.50 and $15.00 per share net to the seller in cash, without interest. As of September 13, 2000, Sylvan had 41,933,326 shares issued and outstanding. As a result of the completion of the tender offer, Sylvan expects to have approximately 37.4 million shares issued and outstanding as of the time immediately following payment for the tendered shares.

     The Dealer Manager for the tender offer was Credit Suisse First Boston and the information agent was D.F. King & Co., Inc.

About Sylvan Learning Systems

Sylvan Learning Systems, Inc. (www.sylvan.net) is the leading provider of
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educational services to families, schools and industry. The Sylvan Learning
Centers and Education Solutions provide personalized instruction services to K-12 students through direct consumer relationships and under contract to school systems. Sylvan provides courses to adult students throughout the world in the areas of English language, teacher training and accredited university offerings through the Wall Street Institute / ASPECT, Canter and Sylvan International Universities subsidiaries. Sylvan Ventures, Sylvan's new e-learning investment vehicle, focuses on bringing emerging Internet technology solutions to the education and training marketplace. Through its affiliate, Caliber Learning Network, Inc. (NASDAQ: CLBR - news), Sylvan also has the ability to distribute
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world-class adult professional education and training programs.